PROSPECTUS
                                                         FILED PURSUANT TO 424B2
                                                        REGISTRATION #333-126424

                           AMERICAN ECOLOGY COPORATION

                        6,117,827 Shares of Common Stock



     The selling stockholders of American Ecology Corporation described in this prospectus may sell shares of our common stock offered by this prospectus.

     The selling stockholders may sell shares of our common stock from time to time at market prices, in negotiated transactions or otherwise. The selling stockholders may sell the shares directly or through underwriters, brokers or dealers. The selling stockholders will pay commissions or discounts to underwriters, brokers or dealers in amounts to be negotiated prior to the sale. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. See "Plan of Distribution" on page 8 for more information on this topic.

     Our common stock is quoted for trading on the NASDAQ National Market System under the symbol "ECOL." On July 22, 2005, the last sale price for our common stock as reported on the NASDAQ National Market System was $18.00 per share.

     SEE "RISK FACTORS" ON PAGE 2 FOR A DISCUSSION OF RISKS RELATED TO AN INVESTMENT IN OUR COMMON STOCK.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                  ____________

     YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. NEITHER WE, NOR ANY OTHER PERSON ON OUR BEHALF, IS MAKING AN OFFER TO SELL OR SOLICITING AN OFFER TO BUY ANY OF THE SECURITIES DESCRIBED IN THIS PROSPECTUS IN ANY STATE WHERE THE OFFER IS NOT PERMITTED BY LAW. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS. THERE MAY HAVE BEEN CHANGES IN OUR AFFAIRS SINCE THE DATE OF THE PROSPECTUS.

                                  ____________

                  The date of this prospectus is July 25, 2005.

                          TABLE OF CONTENTS


                                                                PAGE

AMERICAN ECOLOGY CORPORATION . . . . . . . . . . . . . . . . .     2

FORWARD LOOKING STATEMENTS . . . . . . . . . . . . . . . . . .     2

RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . .     2

WHERE YOU CAN FIND MORE INFORMATION - INCORPORATION OF CERTAIN
    DOCUMENTS BY REFERENCE . . . . . . . . . . . . . . . . . .     5

USE OF PROCEEDS. . . . . . . . . . . . . . . . . . . . . . . .     6

SELLING STOCKHOLDERS . . . . . . . . . . . . . . . . . . . . .     6

PLAN OF DISTRIBUTION . . . . . . . . . . . . . . . . . . . . .     7

EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . .     8

                          AMERICAN ECOLOGY CORPORATION

     American Ecology Corporation ("American Ecology") is a hazardous, non-hazardous, industrial, and radioactive waste management company providing treatment and disposal service to commercial and government entities including nuclear power plants, refineries, chemical production plants, steel mills, the U.S. Department of Defense, medical facilities, universities and research institutions. The majority of our revenues are derived from fees charged for waste treated and disposed of at our owned facilities. We also manage the transportation of wastes to our facilities and we package waste, broker arrangements with other service providers and transport waste to those service providers' facilities. American Ecology was incorporated in Delaware in 1987. Our executive offices are located at 300 E. Mallard, Suite 300, Boise, ID 83706-6650, and our telephone number is (208) 331-8400.

                           FORWARD LOOKING STATEMENTS

     Statements and information included in this Registration Statement on Form S-3 that are not purely historical are forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding our expectations, intentions, beliefs and strategies regarding the future including sales, earnings per share, cost structure, market position, market growth opportunities and new products. We may make other forward-looking statements from time to time, including in press releases and public conference calls and webcasts. All forward-looking statements made by us are based on information available to us at the time the statements are made, and we assume no obligation to update any forward-looking statements. Actual results are subject to a number of risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. Some of these risks and uncertainties are discussed below in "Risk Factors."

                                  RISK FACTORS

     You should carefully consider the following risk factors and other information in or incorporated in this prospectus before deciding to invest in shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not known to us or that we now think are immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. If that occurs, the trading price of our common stock could decline, and you may lose all or part of your investment.

KEY PERSONNEL

     We have a relatively flat management structure and we rely on the continued service of our senior management. The loss of services of any key management employee could adversely effect our business or the price of our securities. Also, our future success depends on our ability to identify, attract, hire, train and motivate other highly skilled personnel. Failure to do so may adversely affect future results.

COMPLIANCE AND CHANGES WITH APPLICABLE LAWS AND REGULATIONS

     The changing regulatory framework governing our diverse business creates significant risks, including potential liabilities from violations of environmental statutes and regulations. Failure to timely obtain or comply with applicable federal, state and local governmental licenses, permits or approvals for our waste treatment and disposal facilities could prevent or inhibit us from operating our facilities and providing services, resulting in a potentially significant loss of revenue and earnings. Changes in laws or regulations or changes in the enforcement or interpretation of existing laws and regulations may require that we modify existing operating licenses or permits, or that we obtain additional approvals. Any new governmental requirements that raise compliance standards or require changes in operating practices or technology requirements may impose significant costs. Failure to comply with applicable statutes, regulations, licenses and permits may result in the imposition of substantial fines and penalties and could adversely affect our ability to carry on our business.

     Our revenues are primarily generated as a result of requirements imposed on our customers under federal and state laws, regulations, and programs to protect public health and the environment. If requirements to comply with these laws and regulations, particularly those relating to the treatment or disposal of PCB, hazardous, NORM/NARM and low-level radioactive waste, were substantially relaxed or less vigorously enforced, demand for our services could materially decrease and our revenues could be significantly reduced.

EXPOSURE TO LITIGATION

     Because our personnel routinely handle radioactive, PCB and hazardous materials, we may be subject to liability claims by employees, contractors and other third parties. There can be no assurance that our existing liability insurance is adequate to cover claims asserted against us or that we will be able to maintain adequate insurance in the future. Adverse rulings in ongoing legal matters could also have a material adverse effect on us.

ACCESS TO CAPITAL

     We require cost-effective access to capital to implement our strategic and financial plan. If we cannot maintain access to capital or raise additional capital, we may need to delay or scale back planned infrastructure improvements or disposal capacity expansions. This could negatively impact our ability to generate earnings. We currently have cash and short-term investments on hand to fund our budgeted 2005 capital projects and we believe we have constructed sufficient disposal capacity to meet near-term needs. No assurance can be given, however, that we will continue to have cash on hand for these purposes or maintain cost-effective access to the capital markets.

ACCESS TO INSURANCE AND FINANCIAL ASSURANCES

     We are required by license, permit, and prudence to maintain a variety of insurance instruments and financial assurances. Without cost-effective access to insurance and/or financial assurance markets, our ability to operate our facilities would be materially and adversely affected. Although we expect to renew these policies prior to expiration, no guarantee can be given that we will be able to renew or procure new financial assurance insurance on favorable terms. The inability to obtain cost-effective insurance and/or financial assurance could have a material adverse effect on us.

IMPLEMENTATION OF NEW TECHNOLOGIES

     We expect to introduce new technologies at our facilities from time to time. We have experienced difficulties implementing new technologies in the past. If we cannot cost-effectively deploy new treatment technologies in response to market conditions and customer requirements, our business could be adversely affected.

COMPETITIVE ENVIRONMENT

     We face competition from companies with much greater resources and potentially more cost-effective services. An increase in the number of commercial treatment or disposal facilities for hazardous or radioactive waste in the United States, or a decrease in the treatment or disposal fees charged by competitors could negatively affect our results of operations. Our business is heavily affected by waste tipping fees assessed by state regulatory entities. These fees, which vary from state to state, are periodically adjusted. Such adjustments may significantly impact the competitive environment in which we conduct business either positively or negatively.

ECONOMIC CONDITIONS AFFECTING OUR CUSTOMERS

     Our hazardous waste facilities serve steel mills, refineries, chemical production plants and other basic industries that are, or may be, affected by general economic conditions. During periods of economic weakness, these industries may curtail production activities producing waste and/or delay spending on plant maintenance, waste clean-up work and other discretionary projects.

POTENTIAL LOSS OF MAJOR CONTRACTS

     Customers periodically review their contracts with us and may, from time to time, opt not to renew or extend their disposal contracts. A loss of one or more of our large contracts could significantly reduce our revenues and negatively impact earnings, and materially and adversely affect our results of operations.

ABILITY TO COLLECT ON INSURANCE

     In July 2004, a fire at our Texas waste treatment facility substantially impaired our ability to operate that facility at full capacity and consequently our revenues in fiscal 2004 declined. While we believe our business interruption claim filed in response to the fire and other filed insurance claims are valid, we do not assure you that we can collect on amounts claimed.

POTENTIAL FIRES OR OTHER INCIDENTS LIMITING OPERATIONS

     We are subject to unexpected occurrences related, or unrelated, to our daily handling of dangerous substances. A fire or other incident, such as the fire in July 2004 at our Texas waste treatment facility, could impair one or more of the facilities from performing their normal operations which could have a material adverse impact on us.

ACCESS TO COST EFFECTIVE RAIL TRANSPORTATION SERVICE

     Revenue at our Grand View, Idaho facility is subject to potential risks from disruptions in rail transportation service. Large volume base business and event business at this facility frequently arrive by rail. Events such as strikes, natural disasters and other acts of God, war, or terror could delay shipments and reduce both volumes and revenues. In addition, rail car service may be limited by economic conditions, specifically including increasing demand for rail service, which may result in sustained periods of slower service and make it difficult to acquire sufficient rolling stock. These economic conditions could also result in lower volumes and revenues. During the second half of 2004 we experienced delays in receiving waste because rail transporters failed to meet anticipated schedules and because it was not practical to replace these transporters with other service providers. No assurance can be given that we can procure transportation services at historical rates. The lack of railcars, now and in the future, could limit our ability to implement our growth plan and increase revenue at our Grand View facility.

UTILIZATION OF NET OPERATING LOSS CARRYFORWARDS

     As of March 31, 2005, we had federal net operating loss carryforwards of approximately $36 million. Section 382 of the Internal Revenue Code imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone significant changes in its ownership. Our ability to utilize the net operating losses may be limited by the sale of common stock registered in this offering. To the extent our use of net operating loss carryforwards is limited by Section 382, our income would be subject to cash payments of income tax earlier than it would if we were able to fully use our net operating loss carryforwards.

ABILITY TO PERFORM CONTRACTS AS REQUIRED

     Various contractual agreements require us to meet qualitative and quantitative performance criteria in providing waste services. The ability to meet the required performance criteria, in some cases, requires that we expend significant additional resources. If we were unable to meet the required performance criteria we could be subject to substantial monetary penalties and/or loss of the affected contracts.

SIGNIFICANT SALES BY THE SELLING STOCKHOLDERS MAY CAUSE THE MARKET PRICE OF OUR STOCK TO DECLINE

     Sales of a substantial number of the shares covered by this offering, or the perception that such sales could occur, could cause the market price of our common stock to decline. While we have no current plans to raise capital through the sale of additional equity securities, the sale of the shares covered by this offering could impair our ability to raise capital through the sale of such securities.

    WHERE YOU CAN FIND MORE INFORMATION - INCORPORATION OF CERTAIN DOCUMENTS BY
                                    REFERENCE

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. We have filed with the SEC a registration statement under the Securities Act for the common stock offered by this prospectus. For further information, you should refer to the registration statement and its exhibits. You can inspect and copy our reports, proxy statements, the registration statement and other information filed with the SEC at the offices of the SEC's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an Internet Website at http://www.sec.gov where you can obtain some of our SEC filings. In addition, we post the reports we file with the SEC and other information on our Internet Website at http://www.americanecology.com, Investors.

     The SEC allows us to "incorporate by reference" the information we file with the SEC, which means we can disclose information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information we file later with the SEC will automatically update and take the place of this information. We are incorporating by reference in this prospectus the following documents filed with the SEC under the Exchange Act:

          -    Annual Report on Form 10-K for the year ended December 31, 2004

          - Amendment to Annual Report on Form 10-K/A for the year ended December 31, 2004

          -    Quarterly Reports on Form 10-Q for the period ended March 31,
               2005

          - Current Reports on Form 8-K dated as of February 8, 2005, February 14, 2005, March 14, 2005, April 19, 2005, May 25, 2005,
               June 8, 2005 and June 9, 2005

          - All other reports filed by us under Section 13(a) or 15(d) of the Exchange Act since December 31, 2004

          - The description of our common stock contained in our registration statements under the Exchange Act, including any amendment or report updating the description

     In addition, we incorporate by reference all documents we will file with the SEC in the future under Sections 13, 14 or 15(d) of the Exchange Act until the termination of this offering. We refer to these documents, and the documents listed above, in this prospectus as "incorporated documents." The documents listed above or later filed by us under Section 13 or 14 of the Exchange Act before the filing of our Annual Report on Form 10-K for the current fiscal year with the SEC will not be considered incorporated documents or be incorporated by reference in this prospectus or be a part of this prospectus from and after filing of that Annual Report on Form 10-K. You should consider all incorporated documents a part of this prospectus.

     You may request, without charge, a copy of any incorporated document (excluding exhibits, unless we have specifically incorporated an exhibit in an incorporated document) by writing or telephoning us at our principal executive offices at the following address:

American Ecology Corporation
Attention:  James R. Baumgardner, Corporate Secretary
300 E. Mallard, Suite 300
Boise, ID 83706-6650
Telephone:  (208) 331-8400

                                 USE OF PROCEEDS

American Ecology will not receive any proceeds from the shares sold by the selling stockholders in this offering.

                              SELLING STOCKHOLDERS


The following table sets forth information provided to us by the selling stockholders.

                                 Amount of
                                common stock
                                beneficially  Amount offered                 Percentage of
                                  owned by      for selling       Shares      common stock
                                shareholder    stockholder's   beneficially   outstanding
                                   before     account by this  owned after    owned after
Name of selling stockholder       offering      prospectus       offering       offering
------------------------------  ------------  ---------------  ------------  --------------
Rotchford L. Barker                2,987,501        2,987,501             0              0%
Connie A. Barker                      33,000           33,000             0              0%
Edward F. Heil                     2,467,866        2,467,866             0              0%
Edward F. Heil Trust FBO             209,820          209,820             0              0%
Sandra Heil
Edward F. Heil Trust FBO             209,820          209,820             0              0%
Edward F. Heil, Jr.
Edward F. Heil Trust FBO Karen       209,820          209,820             0              0%
Heil


     American Ecology prepared this table based on the information supplied to it by the selling stockholders named in the table. Messrs. Rotchford L. Barker and Edward F. Heil are directors of American Ecology. Mr. Barker originally joined the Board of Directors in 1996. Mr. Barker did not stand for re-election to the Board at its May 2002 annual meeting, but returned to the Board to fill a vacancy created by a director who resigned in July 2002. Mr. Heil joined the Board of Directors in 1994. The remaining selling stockholders are Mr. Barker's daughter, Connie Barker, and trusts established for the benefit of Mr. Heil's children.

     The selling stockholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their shares since the dates as of which the information in the above table was supplied to American Ecology. Information about the selling stockholders may change over time. Any changed information will be set forth in prospectus supplements, if required.

Because the selling stockholders may offer all or some of their shares from time to time, American Ecology cannot accurately estimate the amount of shares of common stock that will be held by the selling stockholders upon the termination of any particular offering. See "Plan of Distribution."

PLAN OF DISTRIBUTION
     We are registering shares of common stock on behalf of the selling stockholders and we anticipate keeping this registration statement effective for a period of two years from its effective date. "Selling stockholders" includes donees, pledges, transferees or successors-in-interest selling securities received from a named selling stockholder as a gift, pledge or other non-sale related transfer after the date of this prospectus. All costs, expenses and fees (other than underwriting discounts, commissions or fees attributable to the sale of the shares or any counsel, accountants or other persons retained or employed by the selling stockholders) in connection with the registration of the shares of common stock offered by this prospectus will be borne by American Ecology. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders. Sales of shares may be effected by the selling stockholders from time to time in one or more types of transactions, including block transactions

     -    on the NASDAQ National Market System,

     -    in the over-the-counter market,

     -    in negotiated transactions,

     -    through put or call options transactions relating to the shares, and

     -    through short sales of shares,

     or a combination of these methods of sale or through any lawful manner, at fixed prices that may be changed, at market prices prevailing at the time of sale or at negotiated prices. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

     The selling stockholders may sell shares directly to purchasers or to or through underwriters or broker-dealers, who may act as agents or principals. The underwriters or broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom the underwriters or broker-dealers may act as agents or to whom they sell as principal, or both. The amount and form of compensation for these services will be determined by the selling stockholders and the purchaser or purchasers, and may be in excess of customary commissions.

     The selling stockholders and any underwriters or broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by these underwriters or broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any underwriter, agent, or broker-dealer that participates in transactions involving sales of the shares against specified liabilities, including liabilities arising under the Securities Act.

     Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the Nasdaq National Market System pursuant to Rule 153 under the Securities Act. American Ecology has informed the selling stockholders that the anti-manipulative provisions of Regulation M of the Exchange Act may apply to their sales in the market.

     In addition to selling their shares under this prospectus, the selling stockholders also may resell all or a portion of their shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that rule.

     The selling stockholders have orally agreed to grant Sanders Morris Harris Group, Inc. the exclusive right, commencing July 22 and terminating July 29, 2005, to arrange for the sale of up to 4,000,000 shares of the selling stockholders' common stock at a price of $17.60 per share. At its discretion, Sanders Morris Harris may allow a concession of up to $0.15 per share to some purchasers. Discounts and commissions payable by the selling stockholders to Sanders Morris Harris will be no more than $0.15 per share or, assuming all 4,000,000 shares are sold, an aggregate of $600,000.

     If the selling stockholders notify us of any material arrangement entered into with an underwriter or broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, under Rule 424(b) under the Securities Act, disclosing

     - the name of each such selling stockholder and of the participating underwriter or broker-dealer;

     -    the number of shares involved;

     -    the price at which the shares were sold;

     - the commissions paid or discounts or concessions allowed to the underwriter or, broker-dealer; and

     -    other facts material to the transaction.

     In addition, if we are notified by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be filed.

                                     EXPERTS

     The consolidated financial statements and the related financial statement schedule of American Ecology Corporation and subsidiaries incorporated in this prospectus by reference from American Ecology's Annual Report on Form 10-K for the year ended December 31, 2004 filed March 1, 2005 and on Form 10-K/A for the year ended December 31, 2004 filed April 25, 2005 have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                  LEGAL MATTERS

     The validity of the shares of common stock offered in this prospectus will be passed upon for us by Stoel Rives LLP, Boise, Idaho.